Fortis Benefits Insurance Company
P.O. Box 64271
St. Paul, Minnesota 55164

WAIVER OF SELECTED AMOUNT RIDER
(LAST SURVIVOR)

This rider is part of your policy.

Joint Insureds

The joint insureds are named in the policy schedule.

The Waiver Benefit

If either joint insured’s total disability has continued for six consecutive months and meets the conditions stated below, we will credit the policy once each month with the Monthly Benefit shown in the policy schedule for each subsequent month that the disabled joint insured remains totally disabled until that insured’s attained age 95. In the event that both joint insureds become disabled at any time while the policy and rider are in force, the benefit under this rider will continue as long as either joint insured meets the conditions for benefits. In no event will more than the selected amount be credited under this rider in any month, even if both joint insureds are disabled.

In order to obtain waiver benefits, you must give us proof that the joint insured’s total disability:

1)             began while the policy and this rider were in force;

2)             began before the first policy anniversary after the disabled joint insured’s 60th birthday; and

3)             was continuous for six months or more.

Before we credit the Monthly Benefit, the policy and this rider must be in force during the first six months of total disability. If the policy enters the grace period, you must pay the required premium to keep the policy in force until the claim is approved. There is no benefit credited for the first six months of total disability. If the face amount of the policy or the benefit of another rider is reduced, the waiver benefit will be reduced so that the waiver benefit is not greater than the new monthly minimum premium.

Definition of Total Disability

Total disability is a disability of either joint insured:

1)                                      which results from bodily injury sustained or disease which first appears while both this policy and this rider are in force;

2)                                      which completely prevents that insured from engaging in an occupation for compensation or profit. During the first 36 months of total disability, “occupation” means the inability to perform the substantial and material duties of that insured’s regular occupation. After 36 months, “occupation” means any job suited to that insured’s education, training, or experience.

Monthly Cost

The monthly rates for this rider are based on the joint insureds’ attained ages and premium classes. The monthly rates are shown in the policy schedule. The Monthly Deduction is the applicable rate multiplied by the Monthly Benefit and divided by 100. The cost for this rider will change if the waiver benefit is changed. It will also change after the first death, or at the policy anniversary of the older joint insured’s attained age 60. At that time, rates will be based only on the attained age and risk classification of the joint insured still alive and under age 60.

Notice of Claim

We must receive written notice of claim at our Home Office:

1)             while the joint insured is living and is totally disabled;

2)             no later than one year after this rider terminates; and

3)             within one year after the due date of the benefit amount to be paid.

If you cannot give us notice within one year, your claim may still be valid if you show that you gave us notice as soon as you could.

Proof of Continued Disability

We may at reasonable intervals require proof that the joint insured continues to be totally disabled. After the joint insured has been totally disabled for three years, we will not ask for proof more than once per year. If the joint insured does not provide this proof or ceases to be totally disabled, a waiver benefit will no longer be paid.

Risks Not Covered

We will not pay a benefit if total disability results from:

1)             injuries intentionally self-inflicted; or

2)             service in the military of any country at war, declared or undeclared.

Termination

This rider terminates the earliest of:

1)                                      the monthly anniversary date on or next following our receipt at our Home Office of your written request for termination.

2)                                      the date the policy terminates;

3)                                      the policy anniversary following the younger joint insured’s 60th birthday; or

4)                                      the policy anniversary after the surviving insured’s 60th birthday.

After this rider terminates, we are not liable for its benefits even if we continued to deduct the cost of insurance for this rider. Any cost of insurance we have deducted for this rider after it terminates, will be added to your policy value.

General Provisions

All provisions in the policy which are consistent with this rider apply to this rider.

Incontestable

This rider will be incontestable after it has been in force for two years (one year in Colorado and North Dakota) during the lifetime of each insured from the later of the rider effective date or the date of its last reinstatement. Failure to notify us of an insured’s death will not prevent us from contesting the validity of this rider.

Signed for the Company to take effect on the rider effective date.

/s/ [ILLEGIBLE]	/s/ [ILLEGIBLE]
SENIOR VICE PRESIDENT	SENIOR VICE PRESIDENT